

Mail Stop 4561

October 25, 2016

Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

> **Re: Ctrip.com International, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-33853**

Dear Ms. Wang:

We have reviewed your letter dated October 14, 2016 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2016.

Notes to Consolidated Financial Statements

Note 15. Taxation, page F-41

1. We note your responses to prior comment 3. Please describe the tax effects of the gain transactions and subsequent income statement reclassifications in relation to fiscal 2013 and 2014 income tax expense and explain why there was no apparent income statement impact related to such reclassifications.

2. We note that the effective tax rate reconciliations for fiscal 2014 and 2013 were not revised to reflect the reclassification adjustments from other income to equity income from affiliates. Please provide a revised effective tax rate reconciliation for both fiscal

2014 and 2013 along with an analysis that demonstrates why you believe discrepancies between the revised reconciliation and your current disclosures are not quantitatively or qualitatively material.

Form 6-K Filed September 6, 2016

3. We note from your response to prior comment 4 that after the acquisition, Homeinns has five directors, two of which will be appointed by Ctrip; two by BTG and one by the CEO. Please explain the selection process for Homeinns' CEO and tell us whether this individual is a related party to either Ctrip or BTG.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services